UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

CVR Partners, LP

(Name of Issuer)

Common Units representing Limited Partner Interests

(Title of Class of Securities)

126633106

(CUSIP Number)

Colin M. Morris

c/o Rentech, Inc.

10877 Wilshire Boulevard, 10th Floor

Los Angeles, California

Tel: (310) 571-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126633106

1	Names of reporting persons Rentech, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Colorado
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,187,630
	8	Shared voting power 0
	9	Sole dispositive power 7,187,630
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 7,187,630
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.3%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633106

1	Names of reporting persons Rentech Development Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Colorado
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,187,630
	8	Shared voting power 0
	9	Sole dispositive power 7,187,630
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 7,187,630
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.3%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633106

1	Names of reporting persons Rentech Nitrogen Holdings, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 7,187,630
	8	Shared voting power 0
	9	Sole dispositive power 7,187,630
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 7,187,630
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.3%
14	Type of reporting person (see instructions) CO

Item 1	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common units (the “CVR Common Units”) representing limited partner interests in CVR Partners, LP, a Delaware limited partnership (the “Issuer”), having its principal executive offices at 2277 Plaza Drive, Suite 500, Sugar Land, Texas.

Item 2	Identity and Background.

(a) – (c) This Schedule 13D is being filed by:

•	Rentech, Inc., a Colorado corporation (the “Company”);

•	Rentech Development Corporation, a Delaware corporation, a direct wholly owned subsidiary of the Company (“RDC”); and

•	Rentech Nitrogen Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of the Company and RDC (“RNHI”, and together with the Company and RDC, the “Reporting Persons”).

The principal business address of each of the Reporting Persons is c/o Rentech, Inc., 10877 Wilshire Boulevard, 10th Floor, Los Angeles, California, 90024.

The principal business of the Reporting Persons is as follows:

•	The principal business of the Company is to provide wood fiber processing services, wood chips and wood pellets.

•	The principal business of RDC is to be an intermediate holding company of the Company.

•	The principal business of RNHI is to be an intermediate holding company of the Company.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth in Schedule 1 (the “Related Persons”), annexed hereto and incorporated herein by reference.

(d) and (e) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedule 1, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 3.

Item 4	Purpose of the Transaction.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the CVR Common Units described in this Schedule 13D pursuant to the consummation of the Merger (as defined below) and the transactions described under the Credit Agreement and Exchange Agreement, as described further in Item 6. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the board of directors of the general partner of the Issuer (the

“CVR Board”) may engage in discussions with management, the CVR Board, and unitholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) Based on information provided by the Issuer, the following disclosure assumes that there are 113,282,973 CVR Common Units outstanding.

Based on this number of outstanding CVR Common Units, the aggregate number and percentage of the CVR Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of CVR Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D.

As of the date hereof, RNHI directly holds 7,187,630 CVR Common Units. RNHI is a direct wholly owned subsidiary of RDC. RDC is a direct wholly owned subsidiary of the Company. Related Persons who held RNP Common Units (as defined below) and/or RNP phantom units prior to the Merger, including Messrs. Forman, Spain, Herold, Morris and Burke, also received and beneficially own CVR Common Units as a result of the Merger.

Each such Reporting Person may be deemed to beneficially own the CVR Common Units beneficially owned by the GSO Funds directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the CVR Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such CVR Common Units and any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group.”

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference in this Item 5.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons or Related Persons has effected any transaction in CVR Common Units during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Merger Agreement

On August 9, 2015, Rentech Nitrogen Partners, L.P. (“RNP”), a majority owned subsidiary of the Company, entered into an Agreement and Plan of Merger (the “Merger Agreement”) under which RNP and Rentech Nitrogen GP, LLC (the “General Partner”), the general partner of RNP and a wholly owned subsidiary of the Company, would merge with affiliates of the Issuer, and RNP and the General Partner would cease to be subsidiaries of the Company and would become wholly-owned subsidiaries of the Issuer (the “Merger”). On April 1, 2016, the parties to the Merger Agreement completed the Merger. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding common unit representing a limited partner interest in RNP (each, a “RNP Common Unit”), other than certain RNP Common Units held by affiliates of the Issuer, was converted into the right to receive (a) 1.04 CVR Common Units and (b) $2.57 in cash, without interest (the “Merger Consideration”). Phantom units granted and outstanding under the RNP’s equity plans and held by employees who will continue in the employment of a CVR-affiliated entity were cancelled and replaced with new incentive awards of substantially equivalent value and on similar terms. Each phantom unit granted and outstanding and held by (x) employees who will not continue in employment of a CVR-affiliated entity or (y) directors of the General Partner vested in full and were converted into the right to receive the Merger Consideration. As a result of the Merger, and the transactions under the Credit Agreement and Exchange Agreement described below, the Company and its subsidiaries holds 7,187,630 CVR Common Units.

Registration Rights Agreement

Simultaneously with the execution of the Merger Agreement, on August 9, 2015, the Issuer, the sole member of the Issuer’s general partner (the “Sole Member”), the Company and certain subsidiaries of the Company (collectively, the “Rentech Group”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Among other things, subject to the terms of the Registration Rights Agreement, the parties thereto agreed that (i) after the closing of the Merger, the Issuer will cause a shelf registration statement covering all CVR Common Units received by the Rentech Group in the Merger to become effective no later than the 120 days following the closing date of the Merger and (ii) the Rentech Group will have unlimited “piggyback” registration rights and four demand take-down rights to sell CVR Common Units in “over-night offerings,” “bought deals” or other underwritten offerings. The Rentech Group’s registration rights will be subject to customary cut-back rights, subject to certain exceptions.

Transaction Agreement

Simultaneously with the execution of the Merger Agreement, on August 9, 2015, the Issuer, the Sole Member and the Rentech Group entered into a Transaction Agreement. Among other things, pursuant to the Transaction Agreement, upon consummation of the Merger, (i) the CVR Common Units received by the Rentech Group in the Merger are subject to a six-month lock-up, (ii) the Rentech Group is subject to one-year standstill provisions and (iii) the Rentech Group has the right to appoint two directors to the CVR Board as long as they and certain of their permitted assignees (including, for the first year following the closing of the Merger, the GSO Funds and their affiliates, which currently hold approximately 15.0% of the outstanding CVR Common Units in the aggregate) hold at least 15% of the outstanding CVR Common Units and one director to the CVR Board so long as they and their permitted assignees (including, for the first year following the closing of the Merger, the GSO Funds and their affiliates, which currently hold approximately 15.0% of the outstanding CVR Common Units in the aggregate) hold at least 7.5% of the outstanding CVR Common Units.

On April 4, 2016, Mr. Keith B. Forman, joined the CVR Board as a director designee of the Company. As a member of the CVR Board, Mr. Forman may have influence over the corporate activities of the Issuer, including activities which may relate to items describe in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Credit Agreement

In connection with the consummation of the Merger, on April 1, 2016, RNHI entered into a Second Amended and Restated Term Loan Credit Agreement (the “Credit Agreement”) among RNHI, certain funds managed by or affiliated with GSO Capital Partners LP, as lenders, and Credit Suisse AG, Cayman Islands Branch, as administrative agent and repaid approximately $42 million of term debt in exchange for approximately 5.4 million CVR Common Units. The Credit Agreement consists of a $53,250,000 term loan facility, which matures on April 9, 2019. The obligations of RNHI under the Credit Agreement are secured by 7,179,996 CVR Common Units owned by RNHI.

Preferred Equity Exchange and Discharge Agreement

In connection with the consummation of the Merger, on April 1, 2016, the Company and DSHC, LLC, a wholly owned subsidiary of the Company (“DSHC”), entered into the Preferred Equity Exchange and Discharge Agreement (the “Exchange Agreement”) with certain funds managed by or affiliated with GSO Capital Partners LP (the “GSO Funds”) and GSO Capital Partners LP, as the Holders’ Representative under the Exchange Agreement, pursuant to which the Company acquired and cancelled all 100,000 shares of the Company’s Series E Convertible Preferred Stock, par value $10.00 per share (the “Preferred Shares”), from the GSO Funds in exchange for approximately 11.6 million CVR Common Units, $10.0 million in cash and the payment of all unpaid accrued and accumulated dividends on the Preferred Shares through April 1, 2016.

GSO Funds Letter Agreement

On April 4, 2016, the Company, DSHC and RNHI entered into a letter agreement (the “Letter Agreement”) with certain GSO Funds and the Holders’ Representative. The Letter Agreement, provides for, among other things, the following:

•	for so long as any GSO Fund holds any CVR Common Units, the Company agrees to provide to GSO Capital Partners LP the following board designation rights with respect to the CVR Board:

•	to the extent the Company, DSHC and/or RNHI, individually or collectively, has the right to designate two directors to the CVR Board under the Transaction Agreement, the Company, DSHC and RNHI agree to permit GSO Capital Partners LP to name one of the two director designees; and

•	to the extent the Company, DSHC and/or RNHI, individually or collectively, has the right to designate only one director to the CVR Board under the Transaction Agreement, the Company, DSHC and RNHI agree to permit GSO Capital Partners LP to name such designee to the extent, and so long as, the GSO Funds hold more CVR Common Units than the Company, DSHC and RNHI, collectively.

•	RNHI and DSHC assigned to the GSO Funds certain of the registration rights relating to the Common Units under the Registration Rights Agreement.

On April 4, 2016, Mr. Patrick Fleury, a Managing Director of GSO Capital Partners LP and/or its affiliates, joined the CVR Board as the GSO Funds’ director designee.

The description of the Merger Agreement, Registration Rights Agreement, Transaction Agreement, Credit Agreement, Exchange Agreement, and Letter Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein. Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Agreement and Plan of Merger by and among CVR Partners, LP, Lux Merger Sub 1 LLC, Lux Merger Sub 2 LLC, Rentech Nitrogen Partners, L.P. and Rentech Nitrogen GP, LLC, dated as of August 9, 2015 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CVR Partners, LP with the SEC on August 13, 2015).

Exhibit B	Registration Rights Agreement by and among CVR Partners, LP, Coffeyville Resources, LLC, Rentech Nitrogen Holdings, Inc. and DSHC, LLC, dated as of August 9, 2015 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by CVR Partners, LP with the SEC on August 13, 2015).

Exhibit C	Transaction Agreement by and among CVR Partners, LP, Coffeyville Resources, LLC, Rentech, Inc., DSHC, LLC and Rentech Nitrogen Holdings, Inc., dated as of August 9, 2015 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by CVR Partners, LP with the SEC on August 13, 2015).

Exhibit D	Second Amended and Restated Term Loan Credit Agreement, dated as of April 1, 2016, by and among Rentech Nitrogen Holdings, Inc., the Lenders party thereto, and Credit Suisse AG, Cayman Islands Branch (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Rentech, Inc. with the SEC on April 7, 2016).

Exhibit E	Preferred Equity Exchange and Discharge Agreement, dated as of April 1, 2016, by and among the Company, DSHC, the GSO Funds party thereto and GSO Capital Partners LP, as the Holders’ Representative (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Rentech, Inc. with the SEC on April 7, 2016).

Exhibit F	Letter Agreement, dated as of April 1, 2016, by and among the Company, DSHC, RNHI, the GSO Funds party thereto and GSO Capital Partners LP (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Rentech, Inc. with the SEC on April 7, 2016).

EXECUTIVE OFFICERS AND DIRECTORS

OF

RENTECH, INC.,

RENTECH DEVELOPMENT CORPORATION, AND

RENTECH NITROGEN HOLDINGS, INC.

The names of the directors and the names and titles of the executive officers of Rentech, Inc., Rentech Development Corporation and Rentech Nitrogen Holdings, Inc. and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of c/o Rentech, Inc., 10877 Wilshire Boulevard, 10th Floor, Los Angeles, California, 90024. Each natural person listed below is a citizen of the United States.

Rentech, Inc.

Name	Position(s)
Keith B. Forman	Chief Executive Officer, President and Director
Jeffrey R. Spain	Chief Financial Officer
Joseph V. Herold	Senior Vice President, Human Resources
Colin M. Morris	Senior Vice President, General Counsel
Michael S. Burke	Director
General (ret) Wesley K. Clark	Director
Ronald M. Sega	Director
Edward M. Stern	Director
Halbert S. Washburn	Director and Chairman of Board
John A. Williams	Director

Rentech Development Corporation

Name	Position(s)
Keith B. Forman	Chief Executive Officer, President and Director
Colin M. Morris	Senior Vice President & Secretary

Rentech Nitrogen Holdings, Inc.

Name	Position(s)
Keith B. Forman	President and Director
Jeffrey R. Spain	Senior Vice President
Colin M. Morris	Senior Vice President & Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2016

Rentech, Inc.

By:	/s/ Colin M. Morris
Name:	Colin M. Morris
Title:	Senior Vice President and General Counsel

Rentech Development Corporation

By:	/s/ Colin M. Morris
Name:	Colin M. Morris
Title:	Senior Vice President and Secretary

Rentech Nitrogen Holdings, Inc.

By:	/s/ Colin M. Morris
Name:	Colin M. Morris
Title:	Senior Vice President and Secretary

[Schedule 13D – CVR Partners, LP]

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing of Rentech, Inc., Rentech Development Corporation and Rentech Nitrogen Holdings, Inc., on behalf of each of them of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of CVR Partners, LP, a Delaware limited partnership, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 11th day of April 2016.

Rentech, Inc.

By:	/s/ Colin M. Morris
Name:	Colin M. Morris
Title:	Senior Vice President and General Counsel

Rentech Development Corporation

By:	/s/ Colin M. Morris
Name:	Colin M. Morris
Title:	Senior Vice President and Secretary

Rentech Nitrogen Holdings, Inc.

By:	/s/ Colin M. Morris
Name:	Colin M. Morris
Title:	Senior Vice President and Secretary

[Joint Filing Agreement – CVR Partners, LP]